FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA to delay filing of its 2015 Annual Report and Unaudited First Quarter 2016 Earnings Report

April 28, 2016, Mexico City – Empresas ICA, S.AB. de C.V. (BMV and NYSE: ICA), announced today that it will delay filing its 2015 Annual Report, including the Annual Report on Form 20-F.  The Company will also delay reporting its unaudited first quarter 2016 results.

The Company will publish its unaudited first quarter 2016 earnings report by the end of May 2016, in accordance with Article 45 of the General Provisions Applicable to Issuers of Securities and Other Securities Market Participants. The Company has decided to extend the publication date of its financial reports because it is primarily focused on the operational and financial restructure process and  has been required to devote a substantial portion of its personnel and administrative resources, including the personnel of its accounting and financial reporting organization, to matters relating to its restructure.

In this regard, the company will focus on publishing its unaudited first quarter 2016 earnings report no later than May 26, 2016.

ICA expects to be able to file its 2015 Annual Report with the Mexican Banking and Securities Commission (CNBV) and its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission no later than May 17, 2016.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx

For more information, please contact: Gabriela Orozco gabriela.orozco@ica.mx Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3012	Pablo García pablo.garcia@ica.mx Chief Financial Officer In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer